
Mail Stop 3720

October 27, 2009

Mr. Roland Bryan
Chairman of the Board and Chief Executive Officer
MachineTalker, Inc.
513 De La Vina Street
Santa Barbara, CA 93101

   RE: **MachineTalker, Inc.**
      Form 10-K for the Fiscal Year Ended December 31, 2008
      Filed July 15, 2009
      Form 10-Q for the Quarterly Periods Ended March 31, 2008 and June 30, 2008
      Filed September 10, 2009 and September 24, 2009
      File No. 000-49805

Dear Mr. Bryan:

   We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 9A(T). Controls and Procedures, page 36

Evaluation of Disclosure Controls and Procedures, page 36

1.   We note that your management has concluded that your disclosure controls and procedures were effective as of December 31, 2008. In your response letter, please provide an analysis as to how your disclosure controls and procedures were effective as of this date given that you did not timely file your Form 10-K. In this regard, please note that disclosure controls and procedures are defined in Rule 13a-15(e) to mean controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. In the alternative, revise your disclosure to state that your management has concluded that your disclosure controls and procedures were not effective.

Management's Annual Report on Internal Control Over Financial Reporting, page 36

2.   We note that your management's report on internal controls over financial reporting includes a statement with respect to the effectiveness of your disclosure controls and procedures. Please revise your disclosure to include management's assessment of the effectiveness of your internal control over financial reporting as of the end of your most recent fiscal year and include a statement as to whether or not internal control over financial reporting is effective.

Item 10. Directors, Executive Officers, and Corporate Governance, page 38

3.   Please revise to disclose whether you have an audit committee financial expert. If you do not, please explain why you do not have an audit committee financial expert. See Item 407(d)(5) of Regulation S-K.

Compliance with Section 16(a) of the Exchange Act, page 40

4.   We note that you have included disclosure in this section with respect to your fiscal year ended December 31, 2007. Please revise this section to refer to the fiscal year covered by your Form 10-K.

Item 11. Executive Compensation, page 41

Summary Compensation Table, page 41

> 5.   We note that you have included an award of 200,000 shares of stock to Mr. Nadler under the "All Other Compensation" column. Please revise your table to include the 200,000 share stock award under the "Stock Awards" column.   In addition, disclose assumptions made in the valuation of the stock awards by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in the Management's Discussion and Analysis. See Item 402(n) of Regulation S-K.

Outstanding Equity Awards, page 41

> 6.   We note your disclosure that no executive officers received any equity awards during the year. We also note that Mr. Nadler was issued 200,000 shares in July 2008. Please revise this section to include all required disclosures from Item 402(p) of Regulation S-K.

Director Compensation, page 41

> 7.   Revise to disclose all assumptions made in the valuation of awards in the stock awards column of the director compensation table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management's discussion and analysis. See the Instruction to Regulation S-K Item 402(r), which refers to Instruction 1 to Item 402(n)(2)(v) and (vi).

> 8.   Revise to disclose the aggregate number of stock and option awards outstanding at fiscal year end for each director. See the Instruction to Regulation S-K Item 402(r)(2)(iii) and (iv).

Form 10-Q for the Quarterly Period Ended March 31, 2009

Form 10-Q for the Quarterly Period Ended June 30, 2009

Item 4T. Controls and Procedures

9.   We note that your management has concluded that your disclosure controls and procedures were effective as of March 31, 2009 and June 30, 2009. In your response letter, provide an analysis as to how your disclosure controls and procedures were effective as of these dates given that you did not timely file any of your periodic reports during the period covered by these Forms 10-Q. In this regard, please note that disclosure controls and procedures are defined in Rule 13a-15(e) to mean controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. In the alternative, revise your disclosure to state that your management has concluded that your disclosure controls and procedures were not effective.

*   *   *   *

As appropriate, please amend your filings and respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Scott Hodgdon, Attorney-Advisor, at (202) 551-3273 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any questions.

Sincerely,

Larry Spirgel
Assistant Director